Exhibit 3.0

                                   EXHIBIT "A"
                                       IV

     (A) The total authorized capital of the corporation shall be 500,000,000 shares of common stock, par value $0.001 per share and 200,000 shares of preferred stock, par value $0.001 per share.

     (B) The Series "A" Preferred Stock ("Series "A" Stock") shall consist of 100,000 shares, par value $0.001 per share. The preferences, rights and privileges of the Series "A" Stock shall be as follows:

         o Dividends shall be declared and set aside for any shares of the Series" A" Stock in the same manner as the Common Stock;

         o Each share of Series "A" Stock shall be convertible into 200 shares of Common Stock, without the payment of any additional consideration; however, no such conversion shall occur for a period of twenty-four (24) months from the date of issuance of the Series "A" Stock and then only upon the approval of the Board of Directors of the corporation in its absolute discretion;

         o Each holder of Series "A" Stock shall be entitled to vote on all matters and shall be entitled to that number of votes equal to the largest number of whole shares of Common Stock into which such holder's shares of Series "A" Stock could be converted at the record date for the determination of shareholders entitled to vote on such matter or, if no such record date is established, at the date on which notice of the meeting of shareholders at which the vote is to be taken is mailed, or the date any written consent of shareholders is solicited if the vote is not to be taken at a meeting. Except as otherwise expressly provided by the Nevada Business Corporation Act, the holders of shares of Series "A" Stock and Common Stock shall vote together as a single class on all matters;

         o The Series "A" Stock shall be subject to redemption, in the absolute discretion of the board of directors at any time during the period of twenty- four (24) months following the issuance of the Series "A" Stock, in exchange for the issuance of one million (1,000,000) shares of Common Stock. The corporation shall provide the holders of the Series"A" Stock five (5) days' written notice of its intention to exercise its right of redemption.

         o In the event of any liquidation, dissolution or winding up of the corporation, the holders of the Series "A" Stock shall be entitled to be paid out of the assets of the corporation available for distribution to its shareholders in the same manner as, and without preference over, the holders of Common stock.










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     (C) The board of directors  shall have the  authority,  without any further approval of the shareholders, to establish the relative rights, preferences and limitations of any class of common or preferred stock. The consideration for the issuance of any shares of capital stock may be paid, in whole or in part, in money, services or other thing of value. The judgment of the directors as to the value of the consideration for the shares shall be conclusive. When the payment of the consideration for the shares has been received by the corporation, such shares shall be deemed fully paid and nonassessable.